

DIVISION OF
CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

May 10, 2011

Frederick H. Waddell
Chairman, President and Chief Executive Officer
Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

> **Re: Northern Trust Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Form 10-Q for the quarter ended March 31, 2011**
> **File No. 000-05965**

Dear Waddell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Estimates, page 40

Reserve for Credit Losses, page 40

1.   You state on page 40 in several places that you regularly evaluate the "adequacy" of the reserve for credit losses. If true, please revise to confirm here, and elsewhere throughout the document, that the reserve for credit losses is the amount that you believe to be the

"appropriate" amount as an estimate of your inherent probable losses within your loan portfolio.

Liquidity and Capital Resources, page 47

Corporation Liquidity, page 48

2.   We note your disclosure of the value of your liquidity, as defined on page 48, as of December 31, 2010 and 2009. Given the importance of liquidity to your operations, and the potential volatility of liquid funds on a daily basis, in addition to disclosing the amount of your liquidity as of the balance sheet dates, please also disclose the average amounts of liquidity during the period. Additionally, please consider disaggregating and quantifying the components included in your liquidity, on both a period end and average during the period basis, and provide a discussion as to whether, and if so how, your liquidity is restricted by the $571.6 million of pre-tax earnings that you have elected to permanently re-invest overseas as discussed on page 96. Finally, given your disclosure that the liquidity of the Corporation is managed separately from that of your banking subsidiaries, please also provide a discussion, both qualitative and quantitative, of your liquidity at each of these different components.

Interest Rate Risk Management, page 60

3.   We note your disclosure on page 61 that a second technique you use to measure interest rate risk is the simulation of economic value of equity, which measures the potential sensitivity of economic value of equity (SEVE) under different interest rate scenarios. Given the importance of interest rate risk management, particularly given the current environment, as well as the fact that your disclosure indicates that this technique is complimentary to your simulation of earnings methodology and both are used in concert to provide a comprehensive interest rate risk management approach, we believe you should provide the results of your SEVE analysis in future filings.

Market Risk Management, page 60

Foreign Exchange Trading, page 62

4.   We note that while your foreign exchange trading activities consist principally of providing foreign exchange services to clients, you have also engaged in trading of non-U.S. currencies for your own account. Based on disclosures here and in various parts of your filing, it is not clear how much of your foreign exchange and other trading revenues were generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues, to the extent material, will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future

filings to separately disclose your revenues earned from proprietary trading activities, if material. In addition, if material, please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

Management's Report on Internal Control over Financial Reporting, page 66

5.   We note that your report on your internal control over financial reporting includes certain parts of the definition of internal control over financial reporting, as defined in Exchange Act Rule 15d-15(f), but not the full definition as the third component of the definition in 15d-15(f)(3) is excluded. In future filings, to the extent that you wish to discuss the definition of internal control over financial reporting in your report, please address all components of the definition.

Financial Statements and Notes

Consolidated Statement of Income, page 69

6.   In future filings, dividends per share should not be shown on the face of the Statements of Income. Refer to ASC 260-10-45-5.

Note 1 – Summary of Significant Accounting Policies, page 72

G. Loans and Leases, page 74

7.   Please clarify how you met the disclosure requirements set forth in ASC 310-10-50-5B and 310-10-50-6 as it requires you to specifically describe your nonaccrual policy for each separate class of financing receivable. For example, to the extent that your disclosures on page 74 relate to each class of financing receivable, please state that fact. Additionally, please expand your discussion of the factors considered in returning a loan to performing status and specifically point out any differences in the factors considered by class of financing receivable.

8.   Please clarify how you met the disclosure requirement set forth in ASC 310-10-50-11B(a) – 11B(b) as it requires a description of your accounting policies and methodology used to estimate the allowance for credit losses and charging off uncollectible financing receivables by portfolio segment.

Note 3 – Securities, page 78

9.   We note your disclosure on page 81 of the factors used to develop the expected loss on mortgage-backed securities. Given the wide ranges of assumptions, for example, ranging from 30% to 100% for the default roll rate assumption and 35% to 85% for the severity assumption, please provide further disaggregation of this information by type of

collateral, vintage or other appropriate characteristic. Additionally, you may wish to consider providing weighted-average input assumptions for the different categories if the assumption ranges are still wide.

Note 5 – Loans and Lease, page 82

10.   We note that you utilize an internal borrower risk rating system to support identification, approval, and monitoring of credit risk. We also note that the ratings models vary among classes of loans and leases in order to capture the unique risk characteristics inherent with each type of credit exposure. Please tell us, and expand your disclosure in future filings to discuss, the models used for each class of financing receivables, as well as the different credit quality indicators considered. In this regard, we note your disclosure on page 85 that indicates that loan-to-value levels are considered for collateral-secured loans, as well as borrower debt service coverage and other metrics. Refer to ASC 310-10-50-29.

11.   In future filings, please expand your disclosure to discuss how you calculated the average recorded investment in impaired loans.

Note 7 – Concentrations of Credit Risk, page 86

12.   We note your discussion of your commercial real estate portfolio consisting of loans primarily made to highly experienced developers and investors and that these loans are primarily located in Illinois, Florida, California and Arizona. We also note your disclosure that you commonly require recourse to borrowers through guarantees. Please respond to the following:

- Tell us the nature of the guarantees typically required and how often you obtain information to evaluate the financial wherewithal of the guarantor;
- How you evaluate the guarantor's willingness to work with the Company and how this translates into your determination of the ultimate provision or charge-off required;
- How you evaluate and determine the realizable value of the guarantee; and
- Tell us your success in seeking performance under the various guarantees in place.

Form 10-Q for the quarter ended March 31, 2011

Consolidated Statement of Cash Flows, page 5

13.   Please tell us why you have reflected a usage of cash flows provided by operating activities in the amount of $56.1 million for the three months ended March 31, 2010 related to the Visa indemnification charges and tell us where the amount is reflected in your consolidated statement of income for the same period.

Frederick H. Waddell
Northern Trust Corporation
May 10, 2011
Page 5

<u>Note 18 – Contingent Liabilities, page 35</u>

14.   We note that you have estimated the upper end of the range of reasonably possible losses
        for various matters, including potential regulatory matters, and challenges from tax
        authorities regarding the amount of taxes due, in the amount of $22.5 million as of March
        31, 2011. Please tell us whether your estimate of the upper end of the range of
        reasonably possible losses includes the tax exposure related to your leveraged lease
        positions discussed on page 32.   If not, please tell us why you don't believe you can
        provide a range of reasonably possible losses in light of the fact that you expect the
        matters to be settled in 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

        You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202)
551-3512 with any other questions.

                                                Sincerely,

                                                Stephanie Hunsaker
                                                Senior Assistant Chief Accountant